OSISKO REPORTS RECORD 2024 RESULTS AND PROVIDES
2025 GUIDANCE AND NEW 5-YEAR OUTLOOK

Record annual revenues of US$191.2 million

and record operating cash flows of US$159.9 million

Montréal, February 19, 2025 - Osisko Gold Royalties Ltd (the "Company" or "Osisko") (OR: TSX & NYSE) is pleased to announce its consolidated financial results for the year 2024. Amounts presented are in United States Dollars, except where otherwise noted.

2024 Financial Highlights

  80,740 gold equivalent ounces ("GEOs1") earned (94,323 GEOs in 2023);
  Record revenues from royalties and streams of $191.2 million ($183.2 million in 2023);
  Record cash flows generated by operating activities of $159.9 million ($138.4 million in 2023);
  Net earnings of $16.3 million, $0.09 per basic share (net loss of $37.4 million, $0.20 per basic share in 2023);
  Adjusted earnings2 of $97.3 million, $0.52 per basic share ($74.1 million, $0.40 per basic share in 2023)
  Net repayments of $49.7 million under the revolving credit facility; and
  Cash balance of $59.1 million and debt outstanding of $93.9 million as at December 31, 2024.

Other Highlights

  Total capital committed and/or deployed in 2024 of over $287.7 million across 3 new transactions:
    Execution of a definitive agreement by Osisko Bermuda Limited ("Osisko Bermuda") for a 6% gold stream (until 225,000 ounces are delivered, and then 3.6% thereafter) on SolGold plc's Cascabel copper-gold development project in Ecuador for a total of $225.0 million, payable upon achieving certain milestones;
    Acquisition of a 1.8% gross revenue royalty ("GRR") from Tembo Capital Mining Fund II ("Tembo") on Spartan Resources Limited's Dalgaranga Gold project ("Dalgaranga") in Western Australia and a 1.35% GRR on additional regional exploration licenses in proximity to Dalgaranga from Tembo for combined consideration of $50.0 million;
    Amendment to the Gibraltar silver stream, increasing Osisko's attributable silver percentage by 12.5% to 100% and extending the step-down delivery threshold to 6.8 million ounces delivered for consideration of $12.7 million;
  First delivery of copper received by Osisko Bermuda from MAC Copper Limited ("MAC Copper") under the CSA copper stream;
  First payment received from G Mining Ventures Corp.'s ("G Mining") under the Tocantinzinho 0.75% net smelter return ("NSR") royalty;
  First payment received from Agnico Eagle Mines Limited under the Akasaba West 2.5% NSR royalty (partial coverage);
  Appointments of Mr. David Smith and Ms. Wendy Louie to the Company's Board of Directors;

  Publication of the Fourth Edition of the Company's sustainability report, Growing Responsibly and Osisko's 2024 Asset Handbook; and
  Declaration of quarterly dividends totaling C$0.255 per common share in 2024 (C$0.235 per common share in 2023).

Subsequent to December 31, 2024

  Acquisition of a 1.5% NSR royalty from Japan Gold Corp. ("Japan Gold") on certain properties and assets in Japan that are not (or don't become) subject to Japan Gold's existing Strategic Alliance Agreement with Barrick Gold Corp. for consideration of $5.0 million; and
  Declaration of a quarterly dividend of C$0.065 per common share payable on April 15, 2025 to shareholders of record as of the close of business on March 31, 2025.

Guidance for 2025 and 5-Year Outlook

2025 Guidance

Osisko expects GEOs earned to range between 80,000-88,000 in 2025 at an average cash margin2 of approximately 97%. For the 2025 guidance, deliveries of silver, copper, and cash royalties have been converted to GEOs using commodity prices based on consensus prices and a gold/silver price ratio of 83:1. The 2025 guidance assumes Capstone Copper Corp.'s Mantos Blancos mine will continue to operate at its Phase I nameplate throughput capacity of 20,000 tonnes per day, as well as the commencement of payments associated with GEOs earned from Cardinal Namdini Mining Limited's Namdini mine in the second half of 2025. In addition, the guidance assumes a full year of GEOs earned from the copper stream from MAC Copper's CSA mine, and the NSR royalty on G Mining's Tocantinzinho mine.

Osisko's 2025 guidance on royalty and stream interests is largely based on publicly available forecasts from its operating partners. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers or uses management's best estimate.

5-Year Outlook

Osisko expects its portfolio to generate between 110,000-125,000 GEOs in 2029. The outlook assumes the commencement of production at Gold Fields Limited's Windfall project and South32 Limited's Hermosa/Taylor project, amongst others. It also assumes increased production from certain other operators that are advancing expansions, including Alamos Gold Inc.'s Phase 3+ Expansion at its Island Gold District. The 5-year outlook assumes there will be no GEO contribution from the Eagle Gold mine which is currently in receivership.

Beyond this growth profile, Osisko owns several other assets, which have not been factored into the 5-year outlook, as their development timelines are either longer, or difficult to reasonably forecast at this time. As these operators provide additional clarity on these respective assets, Osisko will seek to include them in future long-term outlooks.

This 5-year outlook is based on internal judgements of publicly available forecasts and other disclosures by the third-party owners and operators of the Company's assets and could differ materially from actual results. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the operators or uses management's best estimate. The commodity price assumptions that were used in the 5-year outlook are based on current long-term consensus and a gold/silver price ratio of 80:1.

This 5-year outlook replaces the 5-year outlook previously released in 2024, which should be considered withdrawn. Investors should not use this 5-year outlook to extrapolate forecast results to any year within the 5-year period (2025-2029).

Management Commentary

Jason Attew, President & CEO of Osisko commented: "2024 was a solid year for Osisko, marked by new annual records achieved with respect to revenues and cash flows, in addition to the closing of several key transactions which will positively contribute to Osisko's current and future cash flows. The Company is well-positioned to pursue additional accretive growth opportunities with a materially improved balance sheet after $85 million in repayments against its revolving credit facility in 2024.

After working through a comprehensive portfolio review of Osisko's royalty and stream assets, with a focus on the Company's near-to-medium term growth profile and its associated timelines, our new 2025 guidance and updated five-year outlook together provide what management believes to be achievable ranges, based on current information and expectations. Regarding the 2025 GEO delivery guidance, it is worth noting that the expected year-over-year increase in GEO deliveries considers consensus commodity price assumptions and ratios, and more specifically the gold-to-copper ratio, which has recently expanded in gold's favour. This is important as copper is set to become a more meaningful component of our overall GEO delivery mix for 2025 and beyond. The 2025 guidance also factors in the timing and cadence of expected payments from assets transitioning from development to production, where some ramp-ups are going slower than previously anticipated. As a result, Osisko's 2025 GEO delivery profile is expected to be modestly weighted towards the second half of the year.

Finally, and most importantly, Osisko's expected growth trajectory over the next five years through 2029 remains intact and robust at over 30%, as anticipated mine expansions, and the construction of new key projects, are all expected to be completed by our operating partners between now and then."

Q4 AND YEAR-END 2024 RESULTS CONFERENCE CALL AND WEBCAST DETAILS

Conference Call:	Thursday, February 20th, 2025 at 10:00 am ET

Dial-in Numbers: (Option 1)	North American Toll-Free: 1 (800) 717-1738 Local - Montreal: 1 (514) 400-3792 Local - Toronto: 1 (289) 514-5100 Local - New York: 1 (646) 307-1865 Conference ID: 82566

Webcast link: (Option 2)	https://viavid.webcasts.com/starthere.jsp?ei=1703726&tp_key=e17fd450c0

Replay (available until Thursday, March 20th, 2025 at 11:59 PM ET):	North American Toll-Free: 1 (888) 660-6264 Local - Toronto: 1 (289) 819-1325 Local - New York: 1 (646) 517-3975 Playback Passcode: 82566#

Replay is also available on our website at www.osiskogr.com

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 185 royalties, streams and precious metal offtakes, including 20 producing assets. Osisko's portfolio is anchored by its cornerstone asset, a 3-5% net smelter return royalty on the Canadian Malartic Complex, one of Canada's largest gold operations.

Osisko's head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montreal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting Vice President, Capital Markets Tel : (514) 940-0670 x116 Mobile : (365) 275-1954 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability and Communications Tel: (514) 940-0670 x105 Email: htaylor@osiskogr.com

Notes:

(1) Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties and streams. Silver ounces and copper tonnes earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces or copper tonnes by the average silver price per ounce or copper price per tonne for the period and dividing by the average gold price per ounce for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue by the average gold price per ounce for the period.

Average Metal Prices and Exchange Rate

	Three months ended December 31,				Years ended December 31,
	2024		2023		2024		2023
	Realized	Average	Realized	Average	Realized	Average	Realized	Average

Gold(i)	$2,656	$2,663	$1,981	$1,971	$2,361	$2,386	$1,943	$1,941
Silver(ii)	$30.66	$31.38	$23.74	$23.20	$28.28	$28.27	$23.27	$23.35
Copper(iii)	$8,880	$9,193	n/a	$8,159	$8,920	$9,147	n/a	$8,478

Exchange Rate (C$/US$)(iv)	n/a	1.3982	n/a	1.3624	n/a	1.3698	n/a	1.3497

(i) The average price represents the London Bullion Market Association's PM price in U.S. dollars per ounce.

(ii) The average price represents the London Bullion Market Association's price in U.S. dollars per ounce.

(iii) The average price represents the London Metal Exchange's price in U.S. dollars per tonne.

(iv) Bank of Canada daily rate.

(2) Non-IFRS Measures

Cash margin (in dollars and in percentage of revenues)

Cash margin in dollars and in percentage of revenues are non-IFRS financial measures. Cash margin (in dollars) is defined by Osisko as revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) is obtained from the cash margin (in dollars) divided by revenues.

Management uses cash margin in dollars and in percentage of revenues to evaluate Osisko's ability to generate positive cash flow from its royalty, stream and other interests. Management and certain investors also use this information, together with measures determined in accordance with IFRS Accounting Standards such as gross margin and operating cash flows, to evaluate Osisko's performance relative to peers in the mining industry who present these measures on a similar basis. Cash margin in dollars and in percentage of revenues are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

A reconciliation of the cash margin per type of interests (in thousands of dollars and in percentage of revenues) is presented below:

	Three months ended December 31,		Years ended December 31,
	2024	2023	2024	2023
	$	$	$	$

Royalty interests
Revenues	35,349	32,681	130,375	118,829
Less: cost of sales (excluding depletion)	(180)	17	(413)	(379)
Cash margin (in dollars)	35,169	32,698	129,962	118,450

Depletion	(2,160)	(4,101)	(12,208)	(17,796)
Gross profit	33,009	28,597	117,754	100,654

Stream interests
Revenues	21,393	15,154	60,782	64,399
Less: cost of sales (excluding depletion)	(2,001)	(2,959)	(6,325)	(11,956)
Cash margin (in dollars)	19,392	12,195	54,457	52,443

Depletion	(7,315)	(5,469)	(20,399)	(24,005)
Gross profit	12,077	6,726	34,058	28,438

Royalty and stream interests Total cash margin (in dollars)	54,561	44,893	184,419	170,893
Divided by: total revenues	56,742	47,835	191,157	183,228
Cash margin (in percentage of revenues)	96.2%	93.8%	96.5%	93.3%

Total - Gross profit	45,086	35,323	151,812	129,092

Adjusted earnings and adjusted earnings per basic share

Adjusted earnings and adjusted earnings per basic share are non-IFRS financial measures and are defined by Osisko by excluding the following items from net earnings (loss) and earnings (loss) per share: foreign exchange gains (losses), impairment charges and reversal related to royalty, stream and other interests, changes in allowance for expected credit losses, write-offs and impairment of investments, gains (losses) on disposal of assets, gains (losses) on investments, share of income (loss) of associates, transaction costs and other items such as non-cash gains (losses), as well as the impact of income taxes on these items. Adjusted earnings per basic share is obtained from the adjusted earnings divided by the weighted average number of common shares outstanding for the period.

Management uses adjusted earnings and adjusted earnings per basic share to evaluate the underlying operating performance of Osisko as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its consolidated financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net earnings (loss) and net earnings (loss) per basic share, investors and analysts use adjusted earnings and adjusted earnings per basic share to evaluate the results of the underlying business of Osisko, particularly since the excluded items are typically not included in Osisko's annual guidance. While the adjustments to net earnings (loss) and net earnings (loss) per basic share in these measures include items that are both recurring and non-recurring, management believes that adjusted earnings and adjusted net earnings per basic share are useful measures of Osisko's performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of the core operating results from period to period, are not always reflective of the underlying operating performance of the business and/or are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per basic share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

A reconciliation of net earnings (loss) to adjusted net earnings is presented below:

	Three months ended December 31,		Years ended December 31,
	2024	2023	2024	2023
(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings (loss)	7,105	(51,234)	16,267	(37,426)

Adjustments:
Impairment of royalty and stream interests	-	17,768	49,558	35,711
Foreign exchange loss (gain)	1,771	(3,777)	4,424	(1,134)
Share of loss (income) of associates	9,491	252	30,025	(5,937)
Changes in allowance for expected credit losses and write-offs	-	48,968	(1,399)	76,799
Loss on investments	8,960	10,316	8,957	13,868
Other non-cash losses (gains), net	2,362	(466)	2,362	(466)
Tax impact of adjustments	164	(255)	(12,920)	(7,336)

Adjusted earnings	29,853	21,572	97,274	74,079

Weighted average number of common shares outstanding (000's)	186,747	185,353	186,290	185,036

Adjusted earnings per basic share	0.16	0.12	0.52	0.40

During the fourth quarter of 2023, the following changes were made to the composition of adjusted earnings:

(i) total gains and losses on investments on the statement of income (loss) are now excluded from net earnings (loss); prior to this change, only the unrealized gains and losses on investments were excluded from net earnings (loss);

(ii) total foreign exchange gains and losses on the statement of income (loss) are now excluded from net earnings (loss); prior to this change, only the foreign exchange gains and losses adjustments from operation activities on the statement of cash flows were excluded from net earnings (loss);

(iii) the tax impact of all adjustments in the calculation of adjusted earnings is now considered; prior to this change, the total deferred income taxes on the statement of earnings (loss) was excluded from net earnings (loss).

These changes in the manner in which Osisko calculates adjusted earnings were made to align more closely the calculations with its peers and facilitate the comparison with these companies. These changes also affected adjusted earnings per basic share because they are calculated from adjusted earnings. Quarterly comparative figures have been restated to reflect the current composition of adjusted earnings and adjusted net earnings per basic share.

Forward-looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. All statements in this press release, forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, production estimates of Osisko's assets (including increase of production), the 2025 guidance and the 5-year outlook, timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management's expectations regarding Osisko's growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; with respect to external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) a trade war or new tariff barriers, (c) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (d) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (e) continued availability of capital and financing and general economic, market or business conditions, and (f) responses of relevant governments to the infectious diseases outbreaks and the effectiveness of such response and the potential impact of infectious diseases outbreaks on Osisko's business, operations and financial condition; with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko or (b) the integration of acquired assets.  The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in the Corporation's ongoing income and assets relating to determination of its Passive Foreign Investment Company ("PFIC") status; the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd Consolidated Balance Sheets As at December 31, 2024 and 2023
(tabular amounts expressed in thousands of United States dollars)

	December 31,	December 31,	January 1,
	2024	2023	2023
	$	$	$
		(restated)	(restated)
Assets

Current assets

Cash	59,096	51,204	66,853
Short-term investments	-	6,200	-
Amounts receivable	3,106	4,750	8,640
Other assets	1,612	1,392	1,880
	63,814	63,546	77,373

Non-current assets

Investments in associates	43,262	87,444	236,081
Other investments	74,043	70,335	54,268
Royalty, stream and other interests	1,113,855	1,174,298	1,017,582
Goodwill	77,284	84,081	82,102
Other assets	5,376	6,768	6,484
	1,377,634	1,486,472	1,473,890

Liabilities

Current liabilities

Accounts payable and accrued liabilities	5,331	6,205	5,041
Dividends payable	8,433	8,409	7,472
Lease liabilities	852	849	680
	14,616	15,463	13,193

Non-current liabilities

Lease liabilities	3,931	5,201	4,948
Long-term debt	93,900	145,080	109,231
Deferred income taxes	76,234	72,797	63,917
	188,681	238,541	191,289

Equity

Share capital	1,675,940	1,658,908	1,642,855
Contributed surplus	63,567	62,331	60,764
Accumulated other comprehensive loss	(141,841)	(84,816)	(101,659)
Deficit	(408,713)	(388,492)	(319,359)
	1,188,953	1,247,931	1,282,601
	1,377,634	1,486,472	1,473,890

Osisko Gold Royalties Ltd Consolidated Statements of Income (Loss) For the three months and the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

	Three months ended December 31,		Years ended December 31,
	2024	2023	2024	2023
	$	$	$	$
		(restated)		(restated)

Revenues	56,742	47,835	191,157	183,228

Cost of sales	(2,181)	(2,942)	(6,738)	(12,335)
Depletion	(9,475)	(9,570)	(32,607)	(41,801)
Gross profit	45,086	35,323	151,812	129,092

Other operating expenses
General and administrative	(4,209)	(5,587)	(18,298)	(24,344)
Business development	(1,987)	(1,505)	(5,632)	(4,574)
Impairment of royalty interests	-	(17,768)	(49,558)	(35,711)
Operating income	38,890	10,463	78,324	64,463
Interest income	1,144	1,088	4,153	5,061
Finance costs	(1,466)	(4,805)	(7,966)	(14,031)
Foreign exchange (loss) gain	(1,771)	3,777	(4,424)	1,134
Share of (loss) gain of associates	(9,491)	(252)	(30,025)	5,937
Other losses, net	(11,322)	(58,818)	(9,920)	(90,201)
Earnings (loss) before income taxes	15,984	(48,547)	30,142	(27,637)
Income tax expense	(8,879)	(2,687)	(13,875)	(9,789)
Net earnings (loss)	7,105	(51,234)	16,267	(37,426)

Net earnings (loss) per share
Basic and diluted	0.04	(0.28)	0.09	(0.20)

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three months and the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of United States dollars)

	Three months ended December 31,		Years ended December 31,

	2024	2023	2024	2023
	$	$	$	$
		(restated)		(restated)
Operating activities
Net earnings (loss)	7,105	(51,234)	16,267	(37,426)
Adjustments for:
Share-based compensation	1,438	932	6,238	7,718
Depletion and amortization	9,713	9,812	33,572	42,707
Impairment of royalty and stream interests	-	17,768	49,558	35,711
Change in allowance for expected credit loss and write-off of other investments and interest receivable	-	-	(1,399)	27,831
Impairment of investments in associates	-	48,768	-	48,968
Share of loss (income) of associates	9,491	252	30,025	(5,937)
Change in fair value of financial assets at fair value through profit and loss	(340)	5,057	(343)	9,748
Net loss (gain) on dilution of investments in associates	9,300	-	9,300	(3,580)
Loss on disposal and deemed disposal of associates	-	5,459	-	7,736
Foreign exchange loss (gain)	1,776	(3,821)	4,428	(1,268)
Deferred income tax expense	7,537	2,268	11,183	7,874
Other	2,635	(629)	2,973	(133)
Net cash flows provided by operating activities before changes in non-cash working capital items	48,655	34,632	161,802	139,949
Changes in non-cash working capital items	1,110	2,516	(1,877)	(1,512)
Net cash flows provided by operating activities	49,765	37,148	159,925	138,437

Investing activities
Acquisitions of short-term investments	(650)	(1,386)	(5,983)	(6,200)
Acquisitions of investments	-	-	-	(40,200)
Proceeds from disposal of investments	-	94,334	3,847	98,053
Acquisitions of royalty and stream interests	(62,927)	(37,260)	(73,449)	(217,745)
Other	(26)	(2)	(57)	(34)
Net cash flows (used in) provided by investing activities	(63,603)	55,686	(75,642)	(166,126)

Financing activities
Increase in long-term debt	35,000	35,000	35,000	190,000
Repayment of long-term debt	-	(124,806)	(84,721)	(155,787)
Exercise of share options and shares issued under the share purchase plan	3,335	1,678	9,558	9,486
Normal course issuer bid purchase of common shares	-	-	(428)	-
Dividends paid	(7,687)	(7,792)	(30,650)	(29,655)
Withholding taxes on settlement of restricted and deferred share units	-	(379)	(2,442)	(3,592)
Other	(207)	(553)	(1,185)	(1,082)
Net cash flows provided by (used in) financing activities	30,441	(96,852)	(74,868)	9,370

Increase (decrease) in cash before effects of exchange rate changes	16,603	(4,018)	9,415	(18,319)
Effects of exchange rate changes on cash	(873)	2,892	(1,523)	2,670
Net increase (decrease) in cash	15,730	(1,126)	7,892	(15,649)
Cash - beginning of period	43,366	52,330	51,204	66,853
Cash - end of period	59,096	51,204	59,096	51,204